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[MPD LETTERHEAD LOGO]

Dear Stockholder:

     We are pleased to inform you that on October 12, 2000, Microwave Power Devices, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ericsson Inc., a Delaware corporation ("Parent") and Ericsson MPD Acquisition Corp., a Delaware corporation, its direct wholly owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company for $8.70 per Share in cash (subject to applicable withholding taxes), without interest. Under the terms of the Merger Agreement, following consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") and all Shares not purchased in the Offer (other than Shares held in the treasury of the Company, and Shares held by Parent, Purchaser or any direct or indirectly wholly owned subsidiary of the Parent or of the Company, or Shares held by stockholders who have properly exercised appraisal rights for such Shares in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $8.70 per Share in cash (subject to applicable withholding taxes), without interest.

     Your Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Your Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. The Board of Directors has received a written opinion, dated October 12, 2000, from CIBC World Markets Corp. to the effect that, as of the date of such opinion and based upon and subject to the certain matters stated in such opinion, the $8.70 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated October 20, 2000, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          /s/ ALFRED WEBER
                                          Alfred Weber
                                          Chairman, President and Chief
                                          Executive Officer

October 20, 2000